UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03023524


SEC MAIL PROCESSING
RECEIVED
JUN 18 2003
WASH. D.C. 155 SECTION

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number **0-28536**

New Century Equity Holdings Corp.
401(k) Savings & Investment Plan

NEW CENTURY EQUITY HOLDINGS CORP.
10101 Reunion Place, Suite 450
San Antonio, Texas 78216

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
UNAUDITED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Investments, at fair value:		
AIM Aggressive Growth Fund	$ -	$ 39,114
AIM Blue Chip Fund	-	44,343
AIM Constellation Fund	-	52,865
AIM Value Fund	-	79,891
Alger MidCap Growth Fund	31,083	-
American Century Equity Growth Fund	56,874	41,755
Fidelity Money Market Fund	-	14,526
Forward Hoover Small Cap Equity Fund	-	58,476
Goldman Sachs Financial Money Market Fund	1,055	-
INVESCO Balanced Fund	-	31,268
INVESCO International Blue Chip Value Fund	-	2,489
Janus Advisor Growth Fund	66,802	56,331
Janus Advisor Worldwide Growth Fund	-	11,890
MFS Research Fund	34,047	-
MFS Total Return Fund	19,408	-
New Century Equity Holdings Corp. Common Stock	-	-
PIMCO Total Return Fund	-	2,789
Putnam Capital Opportunities Fund	54,820	-
Putnam International New Opportunities Fund	902	-
Putnam New Opportunities Fund	-	76,698
Putnam Voyager Fund	20,129	-
Total investments, at fair value	285,120	512,435
Cash	-	49
Total assets	285,120	512,484
LIABILITIES		
Excess contributions payable	(2,000)	(2,000)
Net assets available for benefits	$ 283,120	$ 510,484

The accompanying notes are an integral part of these financial statements.

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
UNAUDITED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002	2001
Additions to net assets available for benefits:		
Contributions:		
Employee	$ 41,676	$ 107,933
Employer	29,822	29,181
Total contributions	71,498	137,114
Asset transfers from other plans	-	517,876
Total additions to net assets available for benefits	71,498	654,990
Deductions from net assets for benefits:		
Net depreciation in fair value of investments	(112,513)	(80,417)
Benefits paid to participants	(186,349)	(95,158)
Total deductions from net assets available for benefits	(298,862)	(175,575)
Net (deductions) additions in net assets available for benefits	(227,364)	479,415
Net assets available for benefits:		
Beginning of year	510,484	31,069
End of year	$ 283,120	$ 510,484

The accompanying notes are an integral part of the financial statements.

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the New Century Equity Holdings Corp. (the "Company") 401(k) Savings & Investment Plan (the "Plan"), established on November 1, 2000, provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. Frost National Bank is the Plan administrator and two officers of the Company are the Plan's trustees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

An employee is eligible to join the Plan upon completion of six months of employment and attaining the age of 21. Eligible employees may enter the Plan on the earliest of January 1, April 1, July 1 or October 1, after fulfillment of the eligibility requirements.

Contributions

Each year, participants may elect to contribute up to 15% of their total eligible compensation, as defined in the Plan. Participants may contribute amounts representing distributions from other qualified plans, provided that the trust from which such funds are transferred permits such transfers and the transfer does not jeopardize the tax-exempt status of the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds and New Century Equity Holdings Corp. Common Stock as investment options for participants. The Company contributes 100% of the first 5% of compensation, as defined in the Plan, that a participant contributes to the Plan. The matching Company contribution is invested in the same investment fund(s) and in the same proportion as the participant's current investment options. The Company may make discretionary contributions to the Plan, subject to certain limitations. During the years ended December 31, 2002 and 2001, the Company did not make additional discretionary contributions to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the matching Company contribution and an allocation of the Plan's earnings or losses. The allocation of earnings or losses is based on the participant account balances, as defined in the Plan.

Vesting

Participants are immediately vested in their participant accounts, including their contributions, the matching Company contribution and earnings and losses thereon.

Loans

Participants may borrow from their participant account a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their participant account, whichever is less. The loans are secured by the balance in the participant account and bear interest at rates commensurate with local prevailing interest rates. Principal and interest are paid ratably through regular payroll deductions. There were no loans outstanding as of December 31, 2002 and 2001.

Payment of Benefits

Terminated participants may elect to receive a lump-sum distribution equal to the participant's vested account balance or defer the distribution of their benefits until a future date; however, that future date cannot be later than April 1 of the calendar year following the calendar year in which the participant reaches the age of 70½. If the participant's vested account balanced is less than $5,000, the participant may not defer the distribution.

Plan Amendments

The Company has the right to amend the Plan at any time. However, no amendment, change or modification may deprive a participant of any vested benefits under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants become 100% vested in their accounts.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices as of year-end. Investment transactions are recognized on the trade date (the date the order to buy or sell is executed). The cost of investments sold is based on the average purchase price. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses incurred during the year.

Risks and Uncertainties

The Plan provides for investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Plan Administration

The Company pays for expenses incident to the administration of the Plan. During the years ended December 31, 2002 and 2001, the Company incurred approximately $4,600 and $4,800, respectively, in expenses related to the administration of the Plan.

Note 3. Federal Income Taxes

The Internal Revenue Service has determined and informed the Plan administrator that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC; therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Note 4. Party-In-Interest Transactions

Certain Plan investments are shares of common stock of the Company and qualify as party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

Net assets available for benefits per financial statements	$ 283,120	$ 510,484
Excess contributions payable	2,000	2,000
Net assets available for benefits per Form 5500.........................	$ 285,120	$ 512,484

For the years ended December 31, 2002 and 2001, benefits paid to participants per the financial statements agree to the Form 5500.

Schedule I

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
Alger Group	Alger MidCap Growth Fund	*	$ 31,083
American Century Investments	American Century Equity Growth Fund	*	56,874
Goldman Sachs Asset Management Group	Goldman Sachs Financial Money Market Fund	*	1,055
Janus	Janus Advisor Growth Fund	*	66,802
MFS Family of Funds	MFS Research Fund	*	34,047
MFS Family of Funds	MFS Total Return Fund	*	19,408
Putnam Funds	Putnam Capital Opportunities Fund	*	54,820
Putnam Funds	Putnam International New Opportunities Fund	*	902
Putnam Funds	Putnam Voyager Fund	*	20,129
	Total Assets Held for Investment Purposes		$ 285,120

*Cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW CENTURY EQUITY HOLDINGS CORP.
401(k) SAVINGS & INVESTMENT PLAN

Date: June 6, 2003

By 
Parris H. Holmes, Jr.
Trustee

By 
David P. Tusa
Trustee